UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 15,877,516
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,877,516
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Explanatory Note:

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, and as further amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). This amendment to the Schedule 13D constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 3 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 14, 2024, the Issuer disclosed that it was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) within the prescribed time period because it needed additional time to prepare and complete its review of its financial statements for the year ended December 31, 2023, including with respect to an ongoing internal investigation initiated by the Issuer’s Audit Committee with the assistance of external advisors into matters involving the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 loan in the amount of $2.5 million that involved related parties. The press release is attached hereto as Exhibit 99.11.

On May 20, 2024, the Issuer disclosed that on May 16, 2024, it received a delinquency letter (the “Nasdaq Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”). The Nasdaq Letter notified the Issuer that since it had not yet filed its Form 20-F for the year ended December 31, 2023, the Issuer was not in compliance with Nasdaq’s Listing Rule 5250(c)(1) relating to filing periodic financial reports for continued listing. The press release is attached hereto as Exhibit 99.12.

On July 10, 2024, the Issuer announced that on July 3, 2024, its independent statutory auditor, Deloitte & Touche S.A.S (“Deloitte”) had withdrawn its audit report regarding the “…Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, issued on May 12, 2023…” because Deloitte could no longer continue to rely on representations made to Deloitte in the Company’s management representations letter. The Issuer’s Form 6-K is attached hereto as Exhibit 99.13 and incorporated herein by reference.

On July 18, 2024, legal counsel to the Reporting Person issued a letter to the Chief Executive Officer and members of the Board of Directors of the Issuer outlining concerns associated with the Company’s inability to comply with financial reporting obligations, the deteriorating corporate governance standards and demanding the replacement of the board of directors with independent directors. The letter is attached hereto as Exhibit 99.14.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.11 — Press release issued by Procaps Group, S.A., dated May 14, 2024 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on May 14, 2024.

Exhibit 99.12 — Press release issued by Procaps Group, S.A., dated May 20, 2024 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on May 20, 2024.

Exhibit 99.13 — Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on July 10, 2024.

Exhibit 99.14 — Letter from Gibbons P.C. to the Chief Executive Officer and Board of Directors of Procaps Group, S.A. dated July 18, 2024.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Alexander Ludbrook-Miles
Name: Alexander Ludbrook-Miles
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director